

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

May 9, 2006

Mr. Mark J. Thomas
Chief Financial Officer
Abrams Industries, Inc.
1945 The Exchange, Suite 300
Atlanta, Georgia 30339-2029

> **RE:** **Form 10-K for the Fiscal Year ended April 30, 2005**
> **Forms 10-Q for the Fiscal Quarters ended July 31, 2005, October 31, 2005 and January 31, 2006**
> **File No. 1-10146**

Dear Mr. Thomas:

We have reviewed your response letter dated April 24, 2006 and have the following additional comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-K for the year ended April 30, 2005</u>

<u>General</u>

1. We have reviewed your response to comment 2. Please address the following:

    * Please provide us with historical statements of operations for the energy and facilities solutions segment for the year ended April 30, 2005 and the nine months ended January 31, 2006, which includes the gross margin, operating income, and net income before tax amounts. Given that you are using EBITDA in your valuation, please also tell us the historical EBITDA amounts for the year ended April 30, 2005 and the nine months ended January 31, 2006. EBITDA should be calculated in the same manner as it is included in your projections;
    * The amounts reported in Note 6 of your Form 10-Q for the quarter ended January 31, 2006 indicate that you continued to incur a net loss for the energy and facilities solutions segment for the nine months ended January 31, 2006 whereas your forecasts for 2006 indicate that you were expecting to report net earnings for the year ended April 30, 2006. Please clarify whether you still expect to report net earnings for this segment for the year ended April 30, 2006. If not, please provide a comprehensive explanation as to the reasons for the differences in forecasted and actual amounts. Your explanation should address revenues, gross margin, operating income and net income before tax. Please also address what impact the reasons for the differences in forecasted and actual amounts will have on future forecasted periods; and
    * If available, please provide revised projections for 2007 through 2010. Please provide a reconciliation from 2006 actual amounts to 2007 projected amounts for revenues, gross margin, operating income, and net income before tax with detailed quantified explanations as to how you are arriving at the 2007 projected amounts in light of historical results.

<u>Form 10-Q for the quarter ended January 31, 2006</u>

<u>Financial Statements</u>

<u>Consolidated Statements of Operations, page 2</u>

2. We have reviewed your response to comment 6. As previously requested, please tell us how you determined that the sale of real estate held for future development should no longer be reflected in revenues in light of paragraph 78 of FASB Concepts Statement No. 6 and your disclosures in Note 1 (Organization and Business). Please tell us the amount of gross revenues recorded on the sale of real estate and the amount of gross cost of revenues recorded on the sale of real estate for the nine months ended January 31, 2006 or the year ended April 30, 2006, if available.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Gus Rodriguez, Staff Accountant, at (202) 551-3752 or, in his absence, Nudrat Salik, Staff Accountant, at (202) 551-3692.

Sincerely,

Rufus Decker
Branch Chief